UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 3, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Annual Shareholders’ Meeting
SIGNATURES

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich,
December 2007
Notice of Annual Shareholders’ Meeting
of Siemens AG
To Our Shareholders:
NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 24, 2008, at 10:00 a.m. (local time), for the following purposes:

Agenda
1.	To receive and adopt the Report of the Supervisory Board, the Corporate Governance Report, Compensation Report and the Compliance Report for fiscal year 2007

2.
To receive and adopt the Annual Financial Statements and the Consolidated Financial Statements, as approved by the Supervisory Board, together with Management’s Discussion and Analysis of Siemens AG and the consolidated group, and the Explanatory Report on the information required pursuant to §289 (4) and §315 (4) of the German Commercial Code (HGB) for the fiscal year ended September 30, 2007

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3.	To consider and vote upon appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2007 amounts to €1,462,725,473.60. This net income will be used to pay a dividend of €1.60 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting will be carried forward.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that ratification of the acts of Prof. Johannes Feldmayer be postponed due to the charges brought against him, and that approval be and is hereby given to the acts of the other members of the Managing Board in fiscal year 2007.

It is intended that voting on the ratification of the acts of the Managing Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2007.

It is intended that voting on the ratification of the acts of the Supervisory Board members at the Annual Shareholders’ Meeting will be carried out for each member individually.

6.	To ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements and for the review of the Interim Financial Statements

The Supervisory Board proposes that the following resolutions be approved and adopted:
(a)
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed to serve as independent auditors of the Annual and Consolidated Financial Statements for the fiscal year ending September 30, 2008.

(b)
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed to review the financial statements and the Interim Management’s Discussion and Analysis for the first half of the fiscal year ending September 30, 2008.

Prior to submitting nominations for appointment, the Supervisory Board has obtained a declaration of independence from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG) as required by the German Corporate Governance Code. In addition, the Supervisory Board has taken into consideration that in the course of the investigations by legal and other regulatory authorities no concerns have been raised to date regarding the quality of the financial statement audit by KPMG. The progress and results of the ongoing investigations are continuously and carefully monitored. In accordance with legal requirements, the nominations for appointment relate only to the current fiscal year. Moreover, KPMG has revised and expanded the composition of the audit team. In the course of the current fiscal year a new tender will be issued for the engagement of independent auditors to audit the annual and consolidated financial statements and review the interim report for the fiscal year ending September 30, 2009.

7.	To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
The Company is authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of Siemens shares acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to §71d and §71e of the German Stock Corporation Act (AktG) may at no time exceed 10% of the then existing capital stock.

This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization will become effective as of March 1, 2008 and will remain in full force and effect through July 23, 2009. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 25, 2007 will terminate on the effective date of this new authorization.

(b)	Any acquisition of Siemens shares will be accomplished at the discretion of the Managing Board either (1) by purchase over the stock exchange or (2) through a public share purchase offer.
(1)
If the Siemens shares are to be acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system) by more than 10%.

(2)	If the Siemens shares are to be acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.
(i)
If a formal offer is publicly issued by the Company, the Company will state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price will be determined from all available acceptance declarations. The offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date will be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date will be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders’ right to tender may be excluded to the extent that the repurchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)
If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price will be determined from the available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date will be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for purchase exceeds the total volume of shares which the Company intends to reacquire, the shareholders’ right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for purchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive priority consideration.

(c)
Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

(1)
Such Siemens shares may be retired with the approval of the Supervisory Board without an additional resolution by the Annual Shareholders’ Meeting being required for such retirement or its implementation.

(2)
Such Siemens shares may be used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholders’ Meeting on February 22, 2001. The key points of the 2001 Siemens Stock Option Plan, as approved at the Annual Shareholders’ Meeting, can be examined as an integral part of the notarized minutes of that Annual Shareholders’ Meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)
Such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years.

(4)
Such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein.

(5)
Such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system).

(6)	Such Siemens shares may be used to service conversion or option rights granted by the Company or any of its subsidiaries.

The aggregate volume of shares used under the authorizations pursuant to paragraph (c), subsections (5) and (6) above, issued by applying mutatis mutandis the provisions of §186 (3) 4th sentence, of the German Stock Corporation Act (against contributions in cash approximating the stock market price, with preemptive rights of shareholders excluded), must not exceed 10% of the capital stock at the time when such shares are used. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization until the time when the shares are used. This limit also includes shares that were or can be issued to service conversion or option rights that were granted in accordance with the above provisions up to this point in time.

(d)	The Supervisory Board is authorized to use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

Such Siemens shares may be offered by the Supervisory Board as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to the Company’s employees, or they may be granted and transferred with a holding period of at least two years. The details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to paragraphs (c) and (d) above may be exercised once or several times, solely or jointly, in whole or in part.

(f)
Preemptive rights of shareholders relating to reacquired Siemens shares will be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to paragraph (c), subsections (2) through (6), and paragraph (d) above.

8.
To consider and vote upon a resolution authorizing the use of equity derivatives in connection with the acquisition of Siemens shares pursuant to §71 (1), no. 8, German Stock Corporation Act, and the exclusion of shareholders’ preemptive and tender rights

In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to §71 (1), no. 8, of the German Stock Corporation Act, the Company shall also be authorized to reacquire Siemens shares by using equity derivatives.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to §71 (1), no. 8, of the German Stock Corporation Act, the acquisition of shares of stock of Siemens AG (“Siemens shares”) pursuant to Agenda Item 7 may also be completed, apart from the ways described there, with the use of equity derivatives. The Managing Board is authorized, with the approval of the Supervisory Board, to sell options whereby the Company takes on the obligation of buying Siemens shares upon the exercise of the options (“put options”), to purchase options whereby the Company has the right to acquire Siemens shares upon the exercise of the options (“call options”), and to acquire Siemens shares by using a combination of put and call options.

All share acquisitions based on put or call options, or a combination of put and call options are limited to a maximum volume of 5% of the capital stock at the time the resolution is adopted by the Annual Shareholders’ Meeting. The term of the options must be chosen in such a way that the reacquisition of the Siemens shares upon the exercise of the options will take place no later than July 23, 2009.

(b)
It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by utilizing Siemens shares which were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon the exercise of the option (“strike price”) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to conclusion of the relevant option contract by more than 10% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

The call option premium paid by the Company for options may not be higher, and the put option premium received by the Company for options may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price.

In the event that Siemens shares are acquired using equity derivatives in accordance with the above rules, shareholders have no right to conclude such option contracts with the Company, applying mutatis mutandis the provisions of §186 (3), 4th sentence, of the German Stock Corporation Act. Furthermore, shareholders also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares.

In connection with the acquisition of Siemens shares and provided that options are used for this purpose, shareholders will have a right to tender their shares only as far as the Company is obligated to take delivery of such shares under the option terms and conditions. Any further right to tender is hereby excluded.

(c)	The rules set out in Agenda Item 7 (c), (d), (e) and (f) shall apply mutatis mutandis to the use of Siemens shares acquired using equity derivatives.

9.	To consider and vote upon a resolution on new elections to the Supervisory Board

Pursuant to §102 (1) of the German Stock Corporation Act and §11 (2) of the Articles of Association of Siemens AG, the term of all shareholder representatives on the Supervisory Board will end at the close of the Annual Shareholders’ Meeting on January 24, 2008.

The Supervisory Board proposes that the following individuals be elected to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders’ Meeting until the close of the Annual Shareholders’ Meeting which resolves on the ratification of the acts of the Supervisory Board members for the fourth fiscal year following the start of their term of office:

Dr. Josef Ackermann, Frankfurt am Main,
Chairman of the Board of Managing Directors of Deutsche Bank AG,
Jean-Louis Beffa, Paris, France,
Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.,
Dipl.-Volksw. Gerd von Brandenstein, Berlin,
Diplom-Volkswirt,
Dr. Gerhard Cromme, Düsseldorf,
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG,
Michael Diekmann, Munich,
Chairman of the Board of Management of Allianz SE,
Dr. Hans Michael Gaul, Düsseldorf,
Supervisory Board member,
Prof. Dr. Peter Gruss, Munich,
President of the Max-Planck-Society for the Advancement of Science e.V.,
Dr. Nicola Leibinger-Kammüller, Gerlingen,
President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG,
Dipl.-Ing. Håkan Samuelsson, Munich,
Chairman of the Executive Board of MAN AG,
Lord Iain Vallance of Tummel, Kent, UK,
Chairman, Amsphere Ltd.

The Supervisory Board is established in accordance with §96 (1) and §101 (1) of the German Stock Corporation Act and §7 (1), 1st sentence, no. 3, of the German Codetermination Act (MitbestG). In electing shareholder representatives, the Annual Shareholders’ Meeting is not bound by election proposals.

It is intended that voting on the new elections to the Supervisory Board at the Annual Shareholders’ Meeting will be made on an individual basis.

Please note the following pursuant to Section 5.4.3, 3rd sentence, of the German Corporate Governance Code: In the event of his election to the Supervisory Board, Dr. Gerhard Cromme is to be nominated as a candidate for the position of Chairman of the Supervisory Board.

Reports and notifications to the Annual Shareholders’ Meeting
Report on Agenda Item 7
The aim of the authorization being sought at the Annual Shareholders’ Meeting 2008 is to give Siemens AG again the power to acquire Siemens shares. The acquisition may be effected as a purchase over the stock exchange or through a public share purchase offer.
If, in the event of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders’ right to tender may be excluded to the extent that repurchase or acceptance shall be in proportion to the Siemens shares tendered or offered for purchase, in order to facilitate the acquisition process. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to facilitate the acquisition process.
The Company shall have the power to use Siemens shares held in treasury to service stock options granted under the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ preemptive rights takes account of this purpose. As the authorization to issue stock options under the 2001 Siemens Stock Option Plan expired in December 2006, no new stock options will be issued under the 2001 Siemens Stock Option Plan. The key points of the 2001 Siemens Stock Option Plan were approved at the Annual Shareholders’ Meeting on February 22, 2001 and can be examined as an integral part of the notarized minutes of that meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.
Since 1969, employee stock has been a strong additional incentive at Siemens, providing employees with the opportunity to purchase Siemens shares at an appropriate discount from the then current market price. Eligible recipients of the Company’s employee stock offers are the employees of Siemens AG and its subsidiaries, provided these subsidiaries participate in this employee stock program. In addition, the Company shall be able to grant and transfer Siemens shares with a holding period of at least two years to members of the top managements of Siemens AG and its subsidiaries. The Company shall have the opportunity to use Siemens shares held in treasury to satisfy the stock option grants and to issue employee stock. For these purposes, the preemptive rights of existing shareholders must be excluded.
In addition, the Supervisory Board shall have the power to offer Siemens shares as stock-based compensation for purchase to the members of the Managing Board of Siemens AG, under the same terms and conditions as those offered to the Company’s employees, or to grant and transfer Siemens shares to the Managing Board members with a holding period of at least two years. The decision on this matter is the sole responsibility of the Supervisory Board as the competent body for Managing Board remuneration. Again, to this extent, shareholders’ preemptive rights must be excluded.
The decision about the form of equity compensation and method of servicing it shall be taken by the Supervisory Board with regard to Siemens shares offered for purchase or granted to members of the Managing Board, and by the Managing Board with regard to all other Siemens shares. In reaching their decision, these boards shall focus solely on promoting the interests of the Company and all its shareholders. At the following Annual Shareholders’ Meeting and in its Annual Report the Company will report on these decisions and on the number of Siemens shares offered for purchase, granted and transferred.

In addition, the Managing Board shall have the power, with the approval of the Supervisory Board, to offer and transfer Siemens shares as consideration in kind in connection with business combinations or the acquisition of companies or interests therein. The proposed authorization is designed to enhance the Company’s competitive edge in its quest for interesting acquisition targets and to give the Company the necessary freedom to exploit opportunities to acquire other companies or interests therein quickly, flexibly and with no detriment to liquidity. The proposed exclusion of shareholders’ preemptive rights takes due account of this. The decision whether shares held in treasury or shares from the Authorized Capital are to be used shall be made by the Managing Board, focusing solely on the interests of the Company and its shareholders. In determining the valuation ratios, the Managing Board shall ensure that the interests of shareholders are adequately safeguarded, taking into account the stock market price of the Siemens stock. There are no plans, however, to apply any fixed formula relating to the stock market price, especially to avoid the results of negotiations being called into question by stock market fluctuations. There are currently no specific plans to make use of this authorization.
Furthermore, the authorization is designed to enable the Company, with the approval of the Supervisory Board, to sell reacquired Siemens shares, excluding the preemptive rights of shareholders, to third parties against cash contributions, e.g. to institutional investors or to enhance the Company’s investor base. The sale is subject to the condition that the price (excluding incidental transaction costs) at which the Siemens shares are sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system). By basing the selling price on the stock market price, the desirability of dilution protection and the shareholders’ interests in safeguarding their assets and voting rights is given due consideration. When determining the final selling price, Management shall keep any mark-down on the quoted stock market price as low as possible, taking into account current market conditions. In this way, the shareholders will be able to maintain their proportionate equity interest in the Company by purchasing Siemens shares on the stock exchange, while the Company is provided with additional room for maneuver in the interests of all shareholders to exploit favorable market opportunities at short notice. There are currently no specific plans to make use of this authorization.
Furthermore, the Company shall also be able to use Siemens shares reacquired pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its subsidiaries. The exclusion of shareholders’ preemptive rights is a prerequisite thereof.
Finally, the Siemens shares reacquired under this authorization may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Annual Shareholders’ Meeting.
The proposed authorization will ensure that the number of Siemens shares issued pursuant to section (c), subsections (5) and (6) above, by applying mutatis mutandis the provisions of §186 (3), 4th sentence, of the German Stock Corporation Act (facilitated exclusion of shareholders’ preemptive rights), plus the number of Siemens shares issued or disposed of during the term of the authorization by applying the above provisions either directly or mutatis mutandis does not exceed 10% of the capital stock at the time when such shares are used. This limit also includes shares that were or can be issued to service conversion or option rights that were granted in accordance with the above provisions up to this point in time.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.

Report on Agenda Item 8
Apart from the options to reacquire Siemens shares as provided for in Agenda Item 7, the Company shall also be authorized to acquire Siemens shares by using equity derivatives. This additional alternative will enhance the Company’s ability to structure the acquisition of Siemens shares in an optimal manner. For the Company, it may be advantageous to sell put options or purchase call options or use a combination of put and call options to acquire Siemens shares, instead of directly acquiring shares of stock of the Company. The acquisition of Siemens shares by using equity derivatives is intended to serve only as a supplement to conventional share buybacks, as is shown by the 5% limit on the capital stock. The term of the options must be chosen in such a way that the reacquisition of the Siemens shares upon the exercise of the options will take place no later than July 23, 2009. This is to ensure that the Company will not reacquire any Siemens shares after expiration on July 23, 2009 of the authorization to reacquire Siemens shares.
When selling put options, the Company gives the buyer (or holder) of the put options the right to sell a predetermined number of Siemens shares to the Company at a price specified in the put option contract (“strike price”). In return, the Company receives an option premium which corresponds to the value of the disposal right taking into consideration, among other things, the strike price, the term of the option, and the volatility of the Siemens shares. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. For the option holder, exercise of the put options makes economic sense only if the market price of the Siemens stock, at the time of exercise, is lower than the strike price, because the option holder can then sell the Siemens shares to the Company at the higher strike price. From the Company’s perspective, the advantage of using put options in share buybacks is that the strike price is determined at the time of conclusion of the option contract, while liquidity will not flow out until the date the options are exercised. If the option holder does not exercise the options because the stock price on the date of exercise exceeds the strike price, the Company, although unable to acquire any Siemens shares, still keeps the option premium received.
When purchasing call options, the Company acquires, against payment of a premium, the right to buy a predetermined number of Siemens shares at a predetermined exercise price (“strike price”) from the seller (writer) of the option contract. For the Company, exercise of the call options makes economic sense if the market price of the Siemens stock is higher than the strike price, because it can then buy the shares from the option writer at the lower strike price without placing undue burden on the Company’s liquidity, as the agreed acquisition price need not be paid until the call options are exercised.
The purchase price to be paid by the Company for the Siemens shares is the strike price specified in the put or call option contract. The strike price may be higher or lower than the stock market price of the Siemens stock at the time of conclusion of the option contract, but may neither exceed nor fall below the average closing price per Siemens share in XETRA trading (or a comparable successor system) during the last five trading days prior to conclusion of the option contract by more than 10% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid). The call option premium paid by the Company may not be higher, and the put option premium received by the Company may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price. The determination of both option premium and strike price in the manner described above and the commitment to satisfy the exercise of options by utilizing only Siemens shares that were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system), is designed to rule out economic disadvantages for shareholders from the buyback of Siemens shares using equity derivatives. Since the Company receives or pays a fair market price, the shareholders not involved in the option transactions do not suffer any loss in value. This is comparable to the position of shareholders in the case of share buybacks over the stock exchange, where in fact not all shareholders are able to sell shares to the Company. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of acquisition. Therefore it is justifiable, also in accordance with the legal basis underlying §186 (3), 4th sentence, of the German Stock Corporation Act, that shareholders have no right to conclude such option contracts with the Company. Furthermore, shareholders also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares. Unlike an offer to purchase options made to all shareholders or received from all shareholders, the exclusion of preemptive and tender rights enables the Company to conclude option contracts at short notice.

In the event of a reacquisition of Siemens shares with the use of put options, call options, or a combination of put and call options, shareholders shall have a right to offer their Siemens shares only insofar as the Company is obligated to take delivery of such shares pursuant to the option terms and conditions. Otherwise the use of equity derivatives in share buybacks would not be possible, and the Company would not be able to reap the benefits associated therewith. Having carefully weighed the interests of shareholders and the Company, and given the advantages to the Company resulting from the use of put options, call options, or a combination of put and call options, the Managing Board considers the nongranting or restriction of shareholders’ right to tender their shares to be justified.
The Managing Board will inform the following Annual Shareholders’ Meeting of the transactions carried out under this authorization.
Information on the candidates for election to the Supervisory Board proposed in Agenda Item 9
Dr. Josef Ackermann,
Chairman of the Board of Managing Directors of Deutsche Bank AG
Membership in domestic Supervisory Boards to be formed by law:
     Siemens AG, Berlin and Munich
Jean-Louis Beffa,
Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.
Membership in comparable foreign control bodies:
      BNP Paribas, Paris, France (Deputy Chairman)
      Compagnie de Saint-Gobain S.A., Courbevoie, France (Chairman)
      Gaz de France S.A., Paris, France
      Groupe Bruxelles Lambert, Brussels, Belgium
      Le Monde S.A., Paris, France
      Le Monde & Partenaires Associés S.A.S., Paris, France
      Saint-Gobain Cristalería S.A., Madrid, Spain
      Saint-Gobain Corporation, Valley Forge, USA
      Société Editrice du Monde S.A., Paris, France
Dipl.-Volksw. Gerd von Brandenstein,
Diplom-Volkswirt
Membership in domestic Supervisory Boards to be formed by law:
     DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft, Berlin
Dr. Gerhard Cromme,
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Membership in domestic Supervisory Boards to be formed by law:
      Allianz SE, Munich
      Axel Springer AG, Berlin
      Siemens AG, Berlin and Munich (Chairman)
      ThyssenKrupp AG, Düsseldorf (Chairman)
Membership in comparable foreign control bodies:
      Compagnie de Saint-Gobain S.A., Courbevoie, France
Michael Diekmann,
Chairman of the Board of Management of Allianz SE
Membership in domestic Supervisory Boards to be formed by law:
      Allianz Deutschland AG, Munich (Chairman)
      Allianz Global Investors AG, Munich (Chairman)
      BASF AG, Ludwigshafen am Rhein
      Deutsche Lufthansa AG, Cologne
      Dresdner Bank AG, Frankfurt a.M. (Chairman)
      Linde AG, Munich (Deputy Chairman)
Membership in comparable foreign control bodies:
      Assurances Générales de France, Paris, France (Deputy Chairman)
      Riunione Adriatica di Sicurtà S.p.A., Milan, Italy (Deputy Chairman)
Dr. Hans Michael Gaul,
Supervisory Board member
Membership in domestic Supervisory Boards to be formed by law:
      Allianz Versicherungs-AG, Munich
      DKV Deutsche Krankenversicherung AG, Cologne
      Evonik Industries AG, Essen
      IVG Immobilien AG, Bonn
      VNG-Verbundnetz Gas AG, Leipzig
      Volkswagen AG, Wolfsburg
Prof. Dr. Peter Gruss,
President of the Max-Planck-Society for the Advancement of Science e.V.
Membership in domestic Supervisory Boards to be formed by law:
      DeveloGen AG, Göttingen
Dr. Nicola Leibinger-Kammüller,
President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG
Membership in domestic Supervisory Boards to be formed by law:
      Claas Kommanditgesellschaft auf Aktien mbH, Harsewinkel
Dipl.-Ing. Håkan Samuelsson,
Chairman of the Executive Board of MAN AG
Membership in domestic Supervisory Boards to be formed by law:
      MAN Diesel SE, Augsburg (Chairman)
      MAN Ferrostaal AG, Essen (Chairman)
      MAN Nutzfahrzeuge AG, Munich (Chairman)
      MAN Roland Druckmaschinen AG, Offenbach a.M.
      MAN TURBO AG, Oberhausen (Chairman)
      NEOMAN Bus GmbH, Salzgitter (Chairman)
      RENK Aktiengesellschaft, Augsburg (Chairman)

Lord Iain Vallance of Tummel,
Chairman, Amsphere Ltd.
Membership in domestic Supervisory Boards to be formed by law:
      Siemens AG, Berlin and Munich
Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act
A member of the Company’s Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:
     Deutsche Bank AG.
The following financial institution underwrote the Company’s last securities offering within the last five years:
     Citigroup Global Markets Inc.
The Company has not received notification of any equity interests in Siemens AG being held by a financial institution that must be disclosed pursuant to §21 of the German Securities Trading Act (WpHG).

Attendance at the Annual Shareholders’ Meeting
Notification of attendance
Pursuant to §19 of the Articles of Association and as determined by the Managing Board, all shareholders of record who are registered in the stock register as shareholders of the Company and whose notification of attendance is received by the Company no later than Thursday, January 17, 2008 are entitled to attend the Annual Shareholders’ Meeting and exercise their voting rights. At the time of giving notice of the Annual Shareholders’ Meeting, the Company’s common stock totaled 914,203,421 shares with no par value, and the aggregate number of shares entitled to attend and vote was 914,203,050 shares of stock. The voting right is based on the number of shares evidenced by entry in the Company’s stock register on the date of the Annual Shareholders’ Meeting.
Shareholders who are registered in the stock register may submit their notification of attendance in text form to Siemens AG at the following address:
Siemens Hauptversammlung 2008
81052 Munich, Germany
or electronically via the Internet at
http://www.siemens.com/agm
Further details regarding the attendance notification procedure are provided in the instructions on the attendance notification forms and at the above Internet website.
If a shareholder’s stock is held of record by a bank (i.e., in “street name”), such bank cannot vote the shares not owned by it unless it has the shareholder’s authority.
Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan, attention Mr. Manos Gavrilis, 500 Stanton Christiana Road, 3rd floor, OPS4, Mail Code DE3-5080 Newark, DE 19713, USA.
Due to a significant increase in attendance notifications for our Annual Shareholders’ Meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to shareholders to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting and without wishing to restrict the shareholders’ right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to attend the Annual Shareholders’ Meeting.
Shareholders of record or their duly appointed proxy representatives entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.
Free disposability of stock
Upon notification of attendance at the Annual Shareholders’ Meeting, a shareholder’s stock will not be blocked from trading, i.e., even after having given notification of attendance shareholders are free to dispose of their shares.
Proxies
Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a bank or a shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder of record. The proxy authorization must be given in writing or via the above Internet address. A bank or shareholders’ association may provide for a different arrangement with regard to its own authorization.
As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authorization may again be given at the above Internet website or by returning the forms mailed to each shareholder. Please note that the proxy representatives may not accept instructions prior to the Annual Shareholders’ Meeting to vote on proposals of procedure.
Further details on how to designate a proxy are provided in the instructions on the attendance notification forms or at the above Internet website.
Inquiries, proposals and nominations
Inquiries, proposals and nominations by shareholders concerning the Annual Shareholders’ Meeting should be sent only to:
Siemens Aktiengesellschaft
Corporate Finance
Investor Relations (CF IR)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)
or by e-mail to:
hv2008@siemens.com
Shareholder proposals and nominations that are required to be disclosed will be posted on the Internet at http://www.siemens.com/agm upon their receipt. All proposals and nominations relating to items on this Agenda that are received at the above-mentioned address by midnight (CET) on January 9, 2008, will be considered. Management’s discussion, if any, on the proposals and nominations will also be available at the above Internet website.
The Notice of Annual Shareholders’ Meeting has been published in the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”) of December 3, 2007.
By order of the Managing Board
Siemens Aktiengesellschaft
This version of the Notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 3, 2007	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Corporate Legal Counsel

/s/ Dr. Kai Rossig
	Name:	Dr. Kai Rossig
	Title:	Corporate Legal Counsel